Issuer Free Writing Prospectus, dated May 12, 2014

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Nos. 333-180876 and 333-180876-40

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$350,000,000 5.625% Senior Notes due 2024

May 12, 2014

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation

Title of Securities:	5.625% Senior Notes due 2024 (the “Notes”)

Aggregate Principal Amount:	$350,000,000

Net Proceeds (after estimated offering expenses):	$342,000,000

Final Maturity Date:	June 15, 2024

Issue Price:	100.000%, plus accrued interest, if any, from May 15, 2014

Coupon:	5.625%

Yield to Maturity:	5.625%

Spread to Benchmark Treasury:	+297 bps

Benchmark Treasury:	UST 2.500% due May 15, 2024

Interest Payment Dates:	June 15 and December 15, beginning on December 15, 2014

Interest Record Dates:	June 1 and December 1

Optional Redemption:	Make-whole call at T+50 until June 15, 2019

	On or after June 15, 2019, at the prices set forth below for the twelve-month period beginning on June 15 of the years indicated below, plus accrued and unpaid interest:

	Year	Percentage
	2019	102.813%
	2020	101.875%
	2021	100.938%
	2022 and thereafter	100.000%

Equity Clawback:	Up to 35% at 105.625% prior to June 15, 2017

Joint Book-Running Managers:

RBC Capital Markets, LLC

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	ABN AMRO Securities (USA) LLC BBVA Securities Inc.

Qualified Independent Underwriter:	Raymond James & Associates, Inc.

Trade Date:	May 12, 2014

Settlement Date:	May 15, 2014 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN Numbers:	CUSIP: 37185L AF9 ISIN: US37185LAF94

Changes to the Preliminary Prospectus Supplement ($’s in thousands):

We will use the net proceeds of this offering of approximately $342,000 for general partnership purposes, including to reduce borrowings under our revolving credit facility due July 2017 (“Revolver”). As of March 31, 2013, on a pro forma adjusted basis after giving effect to this offering and our use of proceeds therefrom to repay outstanding borrowings under the Revolver, the Notes and the subsidiary guarantees would be effectively junior to approximately $298,500 of outstanding senior secured indebtedness (to the extent of the value of the collateral securing such indebtedness) under our Revolver. In the pro forma adjusted column under “Capitalization” at page S-19, the amount of the Revolver is $298,500, the amount of the Notes offered hereby is $350,000 the amount of total long-term debt is $1,349,240 and the total capitalization is $2,429,299.

Financial advisory fees will be paid to the following in connection with the offering: Regions Financial Corporation ($125), Amegy Bank N.A. ($70), Cadence Bank, N.A. ($60), Comerica Bank ($50), Sovereign Bank ($50), Sumitomo Mitsui Banking Corporation ($50) and Trustmark National Bank ($40), none of which are acting as underwriters in this offering.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 12, 2014. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling or e-mailing RBC Capital Markets, LLC at 1-877- 280-1299.